SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: Period August 13, 2002

PE

WMC LIMITED

ACN 004 820 419

Level 16, IBM Centre
60 City Road
Southbank, Victoria 3006
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of WMC Limited made for the period August 13, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

WMC LIMITED

By: ____________________

Name: R.E. Mallett

Title: Assistant Company Secretary

Date: August 14, 2002

Release: Immediate
Date: 13 August 2002

Public Announcement 2002-33

CEO Appointment

The WMC Limited Board today announced that following an extensive international search and review of internal candidates, Mr Andrew Michelmore (49) will succeed Mr Hugh Morgan as Chief Executive Officer in January 2003.

WMC Limited Chairman, Mr Ian Burgess, said the appointment followed a five month search.

Prior to joining WMC, Mr Michelmore was Chief Executive Officer of Swiss Aluminium of Australia, General Manager Nabalco Pty Ltd and held executive positions with CRA and ICI.

"Mr Michelmore has more than 30 years experience in the resources industry including nine years in senior executive positions at WMC," Mr Burgess said.

"The Board is very pleased to have Mr Michelmore as a successor to Mr Morgan."

Mr Burgess said Mr Morgan will continue as Chief Executive Officer to the end of WMC's financial year (December 2002) and will now retire in January 2003. Mr Michelmore will take up his new position then. Mr Michelmore joined the WMC Limited Board today.

In March this year, when Mr Burgess announced Mr Morgan would retire in July 2003 and that he would step down as Chairman at the Annual General meeting in 2003, he said that Mr Morgan had made a major contribution to the company.

(A biography on Mr Andrew Michelmore is attached).

Peter Horton
Company Secretary

13 August 2002

WMC Limited
ACN 004 820 419

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9686 6191

Profile – Andrew Michelmore

Personal Profile

- Andrew Michelmore
- 49 years (dob 28 September 1952)
- Australian
- Married (Janet); 2 children

Education

• 1971 – 1975	University of Melbourne – Bachelor of Engineering (Chemical)
• 1976	Rhodes Scholarship for Victoria
• 1976 – 1978	Oxford University – Master of Arts (Politics, Philosophy and Economics)

Professional Affiliation

- Fellow, Institute of Chemical Engineers
- Fellow, Institution of Engineers, Australia

Career Summary

• 1976 - 1981	ICI Australia / ICI UK
• 1981 - 1989	CRA Services Ltd *from 1988-1989*, as General Manager, Technology, Industrial Components, CRA
• 1989 – 1992	Nabalco Pty Ltd - General Manager, Nabalco Pty Ltd - CEO Swiss Aluminium of Australia Ltd
• 1993 – present	WMC Resources Ltd - General Manager, WA Operations - Executive General Manager – Nickel & Gold - Executive General Manager – Business Development, Planning & Technology - Executive General Manager – Industrial Minerals & Fertilizers - Executive General Manager – Business Strategy & Development

Other Interests

- Chairman – The Jean Hailes Foundation for Womens' Health
- Chairman – CSIRO Sector Advisory Committee
- Director – Ian Clunies Ross Foundation
- Former Director – Melbourne Enterprises International (retired 2001)

To: The Manager
Announcements
Company Announcements Office

Public Announcement 2002-34

Financial Report for the 6 months to 30 June 2002

Please find attached for immediate release a copy of WMC's Financial Report for the six months to 30 June 2002.

A copy of this public announcement can be viewed at WMC's internet site at www.wmc.com following its release to the market.

Ross Mallett
Assistant Company Secretary

13 August 2002

WMC Limited
ACN 004 820 419

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

PUBLIC ANNOUNCEMENT - 1

WMC half year improves:

Operational issues impact results

- First half net profit of $156m was $29m up on previous half year
- Profit excluding significant items up from $4.6m to $64.4m
- Interim dividend declared at 5 cents (fully franked)
- Strong performance from nickel
- Cashflow from operations up despite operational issues at Olympic Dam and Fertilizers
- Gearing reduced to 28%
- Reduced adverse hedging impact

Key Financials

	1H01	2H01	1H02
Profit (after tax) ($m)$m)	274	127	156
Profit (before significant items ($m)	304	5	64
EBITDA ($m)	407	677	370
Cashflow from Operations ($m)	785	158	191
Return on equity (%)	11	5.2	6.6
Dividends (cents/share)	16	13	5
Gearing (%)	34	30	28
Interest Cover (times)	9.7	4.7	4.8
Cashflow to Debt (%)	62	15	19

WMC today announced a net profit for the half year to 30 June 2002 of $156 million, 22% up on the previous half year. The interim dividend is 5 cents (fully franked).

"The Company's financial position has strengthened over the half, with gearing reduced and cashflow to debt up marginally on the previous half," WMC's CEO Hugh Morgan said today.

"All major resource companies faced tough market conditions during the period and WMC faced additional challenges with operational issues at Olympic Dam and the Queensland Fertilizer Operations.

"Copper-uranium, nickel and fertilizers all saw an improved performance half-on-half, with nickel performing particularly well, while alumina continued behind the pace of the second half of last year.

"We have positioned WMC to meet the current difficult market conditions and future opportunities by continuing to drive down costs, cutting debt and investing to increase capacity.

"While management is focused on resolving short-term operational issues, particularly at Olympic Dam and Fertilizers, to ensure the company meets its performance targets, we are cautiously optimistic about future global trends, but it must be recognised that the recovery is fragile and not uniform."

Mr Morgan said the half year result was impacted by a number of significant items, including the sale of CNGC and the gold royalty received as part of the compensation for the sale of Agnew and St Ives. Other significant items were insurance proceeds relating to Olympic Dam and the close-out of the interest rate swap.

Media contact:

Tania Price, Group Manager – Public Affairs
(03) 9685 6233 or 0419 502 852

Analyst / Shareholder contact:

Fiona Clark, Manager – Shareholder Communications
(03) 9685 6274 or 0419 371 591

WMC Limited - ABN 85 004 820 419

Six Months ended 30 June 2002 ("Current Period")

For announcement to the market

			% change *		$A million
1.4	Revenues from ordinary activities	down	20.6	to	1,443.6
1.22	Profit from ordinary activities after tax attributable to members	down	43.3	to	155.5
1.11	Profit from extraordinary items after tax attributable to members				Nil
1.14	NET PROFIT FOR THE PERIOD ATTRIBUTABLE TO MEMBERS	down	43.3	to	155.5

Dividends

		Six months to 30 June 2002	Six months to 30 June 2001
15.3	Interim dividend per share	5¢	16¢
15.4	Franked amount per share	5¢	16¢
15.2	Record date for determining entitlements to the dividend is 23 August 2002.		

* The comparative period is for the six months to 30 June 2001.

This half yearly report is to be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Six months to 30 June 2002 $A million	Six months to 30 June 2001 $A million
1.1	Revenues from operating activities (see item 1.24)	1,194.9	1,556.1
1.2	Interest revenue (including item 1.45)	95.0	92.5
1.3	Other revenue (including items 1.42, 1.43 and 1.44)	153.7	169.5
1.4	Revenue from ordinary activities (see item 1.29)	1,443.6	1,818.1
1.5	Expenses from ordinary activities (see item 1.35)	(1,307.4)	(1,484.0)
1.6	Borrowing costs (net borrowing costs are $16.3m (credit) at 30 June 2002 and $81.8m at 30 June 2001)	(78.7)	(174.3)
1.7	Share of net profit of associates and joint venture entities (see item 17.2)	110.7	160.1
1.8	**Profit from ordinary activities before tax**	**168.2**	**319.9**
1.9	Income tax on ordinary activities	(13.4)	(46.0)
1.10	**Profit from ordinary activities after tax**	**154.8**	**273.9**
1.11	Profit from extraordinary items after tax	-	-
1.12	**Net profit**	**154.8**	**273.9**
1.13	Net loss attributable to outside equity interests	0.7	0.4
1.14	**Net profit for the period attributable to members of WMC Limited**	**155.5**	**274.3**

Non-owner transaction changes in equity

1.15	Net exchange differences recognised in equity	(18.5)	(27.4)
1.16	Total transactions and adjustments recognised directly in equity (item 1.15)	(18.5)	(27.4)
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**137.0**	**246.9**

Earnings per share (EPS)

		Six months to 30 June 2002	Six months to 30 June 2001
1.18	Basic EPS	14.0¢	24.9¢
1.19	Diluted EPS	14.0¢	24.8¢

Notes to the condensed consolidated statement of financial performance

Profit from ordinary activities attributable to members

		Six months to 30 June 2002 $A million	Six months to 30 June 2001 $A million
1.20	Profit from ordinary activities after tax (item 1.10)	154.8	273.9
1.21	Add/(Less) outside equity interests	0.7	0.4
1.22	**Profit from ordinary activities after tax, attributable to members of WMC Limited**	**155.5**	**274.3**

Revenue and expenses from ordinary activities

		Six months to 30 June 2002 $A million	Six months to 30 June 2001 $A million
Revenue from ordinary activities			
1.23	Sale of goods	1,194.9	1,556.1
1.24	**Revenue from operating activities**	**1,194.9**	**1,556.1**
1.25	Interest received/receivable	95.0	92.5
1.26	Proceeds from disposal of non-current assets	81.7	139.7
1.27	Insurance proceeds	62.0	23.1
1.28	Other income	10.0	6.7
1.29	**Revenue from ordinary activities**	**1,443.6**	**1,818.1**
Expenses from ordinary activities			
1.30	Cost of goods sold (including depreciation and amortisation – see item 1.36)	874.1	1,099.0
1.31	Selling and distribution expenses	82.1	80.8
1.32	General and administrative expenses	164.3	127.0
1.33	Exploration and evaluation expenses	17.4	48.2
1.34	Other expenses from ordinary activities[1]	169.5	129.0
1.35	**Expenses from ordinary activities**	**1,307.4**	**1,484.0**
1.36	Depreciation and amortisation excluding amortisation of intangibles (see item 2.3)	254.6	275.3

[1] Includes carrying value of non-current assets sold of $40.4 million (30 June 2001: $74.1 million).

Capitalised outlays

There were no capitalised interest costs or other capitalised outlays for the period.

Consolidated retained profits

		Six months to 30 June 2002 $A million	Six months to 30 June 2001 $A million
1.37	Retained profits at the beginning of the financial period	1,451.7	1,368.3
1.38	Net profit attributable to members (item 1.14)	155.5	274.3
1.39	Net transfers (to) and from reserves	-	-
1.40	Dividends and other equity distributions paid or payable	(0.5)	(176.8)
1.41	**Retained profits at the end of financial period**	**1,606.7**	**1,465.8**

Significant items

The following non-recurring items are included in profit from ordinary activities and disclosed on a pre-tax basis as significant items due to their size or nature.

Significant Items for the six months to 30 June 2002

1.42 Sale of Central Norseman Gold Corporation Limited

In January 2002, the company's interest in Central Norseman Gold Corporation Limited was sold for $33.5 million resulting in a profit of $25.1 million recognised in the period ended 30 June 2002. The proceeds were received during the six months ended 30 June 2002.

1.43 Sale of Right to Gold Royalty

The company's right to a royalty from the St Ives and Agnew Gold Operations was sold in June 2002 for $45.0 million. A profit of $15.4 million was recognised in the six months ended 30 June 2002. The proceeds of $45.0 million will be received in the second half of 2002.

1.44 Fire at the Olympic Dam Solvent Extraction Plant - October 2001

In October 2001 a fire destroyed the copper and uranium solvent extraction plant at the Olympic Dam operation. The impact on non production costs (part of item 1.34) in 2001, as a result of the fire, was estimated at $72 million comprising $55 million for the write-off of destroyed assets and $17 million due to reduced production of copper and uranium oxide. The impact on non production costs (part of item 1.34) in the first half of 2002 from reduced production as a consequence of the fire is estimated to be $56.9 million.

Preliminary insurance claims totaling $62 million have been recognised during the six months ended 30 June 2002. Additional insurance claims in relation to the fire will be lodged in the second half of 2002.

1.45 Termination of Interest Rate Swaps

A series of interest rate swaps, converting fixed interest rate exposure to floating, were terminated in December 2001 and January 2002, prior to the maturity dates of the contracts. Proceeds from the termination of $11.3 million was received in December 2001 and $71.2 million in the six months ended 30 June 2002. During the first half of 2002 a decision was made that the borrowings to which the interest rate swaps had related would be repaid, resulting in a profit from the swaps of $75.9 million being recognised during the six months ended 30 June 2002.

1.46 Demerger Costs

Costs of $8.7 million in relation to the preparation of the proposed Demerger of the company have been incurred and expensed in the six months ended 30 June 2002.

Significant items (continued)

Significant Items for the six months to 30 June 2001

1.47 Sale of Mondo Minerals

The industrial minerals company, Mondo Minerals, was sold during the six months ended 30 June 2001, for a profit of $61.2 million. The proceeds of $122.2 million were received in the same period

1.48 Restructuring Costs

Costs of $9.4 million associated with the restructuring of the group service functions, were incurred in the first half of 2001.

1.49 Write down of AWAC Refining and Chemical Assets

A write down of the carrying value of several AWAC refining and chemical assets resulted in a charge of $81.2 million in the six months ended 30 June 2001.

Intangible and extraordinary items

	Consolidated-Six months to 30 June 2002	Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
2.1	Amortisation of goodwill: (equity associates)	8.9	-	-	8.9
2.2	Amortisation of other intangibles	7.5	(2.2)	-	5.3
2.3	**Total amortisation of intangibles**	**16.4**	**(2.2)**	**-**	**14.2**
2.4	**Extraordinary items**	There were no extraordinary items			

	Consolidated-Six months to 30 June 2001	Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
2.1	Amortisation of goodwill: (equity associates)	8.9	-	-	8.9
2.2	Amortisation of other intangibles	8.6	(2.6)	-	6.0
2.3	**Total amortisation of intangibles**	**17.5**	**(2.6)**	**-**	**14.9**
2.4	**Extraordinary items**	There were no extraordinary items			

Income Tax

		Six months to 30 June 2002 $A million	Six months to 30 June 2001 $A million
(a)	**Profit from ordinary activities before tax (item 1.8)**	168.2	319.9
	Less: excess of equity accounted carrying value over cost of equity investment sold during the year	-	(3.2)
	Add: excess of dividends received/receivable over equity share of profits	16.8	216.7
		185.0	533.4
	Prima facie tax expense for the period at the rate of 30%	(55.5)	(160.0)
	The following items caused the total charge for income tax to vary from the above:		
	Rebateable and exempt dividends	127.5	376.8
	Additional claim for research and development expenditure	2.6	1.1
	Exempt income	5.0	2.5
	Non-assessable capital gains	31.5	15.1
	Non-deductible depreciation and amortisation	0.6	(4.1)
	Non-deductible expenses	(2.8)	(4.1)
	Attributable foreign source income	(3.0)	(3.0)
	Net Movement	161.4	384.3
	Tax effect of the above adjustments at 30%	48.4	115.3
	Variance between Australian and foreign tax rates	(0.8)	0.7
	Future income tax benefits not brought to account	(12.2)	(9.6)
	Recognition of future income tax benefits not previously brought to account	7.2	6.2
	Withholding tax	(0.4)	0.1
	Over provision of tax in prior years	(0.1)	1.3
	Consequent reduction in charge for income tax	42.1	114.0
	Income tax expense for the period (item 1.9)	**(13.4)**	**(46.0)**

Condensed consolidated statement of financial position

		30 June 2002 $A million	31 Dec 2001 $A million	30 June 2001 $A million
Current Assets				
4.1	Cash	113.7	214.4	312.1
4.2	Receivables - trade debtors	267.1	207.6	298.5
4.3	Receivables - other	271.2	288.4	479.9
4.4	Inventories	481.9	410.2	459.9
4.5	Tax assets	-	-	-
4.6	Other financial assets	17.0	20.1	14.5
4.7	Deferred hedging losses (net)	82.3	157.7	490.7
4.8	Other (includes capitalised borrowing costs)	99.3	72.8	85.6
4.9	**Total current assets**	**1,332.5**	**1,371.2**	**2,141.2**
Non-current Assets				
4.10	Receivables	358.6	481.4	626.5
4.11	Investments in associates/jointly controlled entities	1,605.8	1,675.6	1,576.3
4.12	Other financial assets	21.4	21.7	20.8
4.13	Inventories	83.1	82.4	73.2
4.14	Exploration and evaluation expenditure capitalised (see item 5.8)	62.3	64.5	61.6
4.15	Mine properties under development (see item 6.6)	0.7	0.5	12.0
4.16	Other property, plant and equipment (net)	4,629.7	4,774.8	5,098.3
4.17	Deferred hedging losses (net)	716.1	1,188.2	1,233.3
4.18	Tax assets	284.7	303.7	235.5
4.19	Other	27.4	48.3	74.9
4.20	**Total non-current assets**	**7,789.8**	**8,641.1**	**9,012.4**
4.21	**Total assets**	**9,122.3**	**10,012.3**	**11,153.6**
Current Liabilities				
4.22	Payables	453.4	856.4	947.9
4.23	Interest bearing liabilities	467.6	584.3	991.9
4.24	Tax liabilities	3.2	7.7	12.0
4.25	Provisions (excluding tax liabilities)	71.3	218.8	243.9
4.26	Deferred realised profits – gold hedge close out	-	-	41.0
4.27	Other	20.3	15.1	27.8
4.28	**Total current liabilities**	**1,015.8**	**1,682.3**	**2,264.5**
Non-current Liabilities				
4.29	Payables	914.2	1,197.7	1,527.8
4.30	Interest bearing liabilities	1,633.4	1,737.7	1,844.2
4.31	Tax liabilities	444.1	434.9	486.6
4.32	Provisions (excluding tax liabilities)	97.8	97.0	118.1
4.33	Deferred realised profits – gold hedge close out	-	-	45.1
4.34	Other	2.8	9.3	12.2
4.35	**Total non-current liabilities**	**3,092.3**	**3,476.6**	**4,034.0**
4.36	**Total liabilities**	**4,108.1**	**5,158.9**	**6,298.5**
4.37	**Net assets**	**5,014.2**	**4,853.4**	**4,855.1**

Condensed consolidated statement of financial position (continued)

		30 June 2002 $A million	31 Dec 2001 $A million	30 June 2001 $A million
Equity				
4.38	Contributed equity	3,223.4	3,190.9	3,169.3
	Reserves:			
4.39	- Group	111.4	129.9	131.3
4.40	- Associates/jointly controlled entities	71.9	71.9	80.7
	Retained profits:			
4.41	- Group	1,214.1	1,042.3	1,171.7
4.42	- Associates/jointly controlled entities	392.6	409.4	294.1
4.43	**Equity attributable to members of the parent entity**	**5,013.4**	**4,844.4**	**4,847.1**
4.44	Outside equity interests in controlled entities	0.8	9.0	8.0
4.45	**Total equity**	**5,014.2**	**4,853.4**	**4,855.1**

There is no preference capital.

Notes to the condensed consolidated statement of financial position

Exploration and Evaluation Expenditure Capitalised

		Six months to 30 June 2002 $A million	12 months to 31 Dec 2001 $A million	Six months to 30 June 2001 $A million
5.1	Opening balance	64.5	33.7	33.7
	Expenditure incurred during current period:			
5.2	- Grassroots expenditure	7.3	57.2	27.9
5.3	- Additional, supporting existing operations	1.7	19.3	9.8
5.4	- Evaluation expenditure	9.0	18.6	10.5
5.5	Expenditure written off during current period	(17.4)	(92.2)	(48.2)
5.6	Acquisitions, disposals, capitalised depreciation, etc	(2.8)	27.9	27.9
5.7	Expenditure transferred to development properties	-	-	-
5.8	**Closing balance as shown in the condensed consolidated statement of financial position (Item 4.14)**	**62.3**	**64.5**	**61.6**

Mine Properties Under Development

		Six months to 30 June 2002 $A million	12 months to 31 Dec 2001 $A million	Six months to 30 June 2001 $A million
6.1	Opening balance	0.5	14.0	14.0
6.2	Expenditure incurred during current period	0.2	3.8	2.0
6.3	Expenditure transferred from exploration and evaluation	-	-	-
6.4	Acquisitions, disposals, reclassifications, etc	-	(13.6)	-
6.5	Expenditure transferred to mine properties	-	(3.7)	(4.0)
6.6	**Closing balance as shown in the condensed consolidated statement of financial position (Item 4.15)**	**0.7**	**0.5**	**12.0**

Condensed consolidated statement of cash flows

		Six months to 30 June 2002 $A million	Six months to 30 June 2001 $A million
	Cash Flows Related to Operating Activities		
7.1	Receipts from customers	1,136.0	1,628.7
7.2	Payments to suppliers and employees	(1,097.4)	(1,138.2)
7.3	Dividends received from associates/jointly controlled entities	127.5	376.8
7.4	Interest and other items of a similar nature received	17.9	16.2
7.5	Proceeds from interest rate swap close out	71.2	-
7.6	Borrowing costs paid	(75.4)	(98.0)
7.7	Income taxes paid	(2.8)	(2.2)
7.8	Proceeds from insurance claims	22.9	39.0
	Cash expenditure on exploration:		
7.9	- Grassroots	(7.3)	(27.9)
7.10	- Additional, supporting existing operations	(1.7)	(9.8)
7.11	**Net operating cash flows**	**190.9**	**784.6**
	Cash Flows Related to Investing Activities		
7.12	Payments for purchases of property, plant and equipment	(137.6)	(199.1)
7.13	Proceeds from sale of property, plant and equipment	3.3	42.3
7.14	Proceeds from the sale of Central Norseman Gold Corporation Limited, net of cash divested	25.7	-
7.15	Proceeds from sale of equity interest in Mondo Minerals	-	122.2
7.16	Proceeds from other investments	-	12.4
7.17	Proceeds from/(payments for) short term investments	3.1	(2.6)
7.18	Payments for closed out gold hedges	(24.7)	-
7.19	Evaluation expenditure	(3.3)	(29.9)
7.20	Research and development expenditure	(0.4)	(0.1)
7.21	**Net investing cash flows**	**(133.9)**	**(54.8)**
	Cash Flows Related to Financing Activities		
7.22	Proceeds from issues of securities	32.5	46.0
7.23	Proceeds from borrowings	651.0	195.0
7.24	Repayment of borrowings	(687.6)	(532.0)
7.25	Dividends paid	(144.6)	(219.6)
7.26	Distributions to outside equity interests	-	(0.9)
7.27	**Net financing cash flows**	**(148.7)**	**(511.5)**
	Net (Decrease)/Increase in Cash Held	**(91.7)**	**218.3**
7.28	"Cash" at beginning of period	214.2	86.1
7.29	Exchange rate adjustments to Item 7.28 above	(8.8)	6.5
7.30	**"Cash" at end of period**	**113.7**	**310.9**

Non-Cash Financing and Investing Activities

The company's right to a royalty from the sale of the St Ives and Agnew Gold Operations, was sold in June 2002. The proceeds of $45.0 million were not received as at 30 June 2002.

Reconciliation of Cash

		Six months to 30 June 2002 $A million	Six months to 30 June 2001 $A million
	Reconciliation of cash at the end of the period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:		
8.1	Cash on hand and at bank	52.7	245.9
8.2	Money market deposits (with maturity on investment three months or less)	61.0	66.2
8.3	Cash assets (Item 4.1)	113.7	312.1
8.4	Bank overdraft	-	(1.2)
8.5	**Total cash at end of period (Item 7.30)**	**113.7**	**310.9**

Other notes to the condensed financial statements

Ratios

		Six months to 30 June 2002 %	Six months to 30 June 2001 %
Profit before tax/revenue			
9.1	Consolidated profit from ordinary activities before tax (Items 1.8) as a percentage of revenue (Item 1.4)	11.7	17.6
Profit after tax/equity interests (annualised)			
9.2	Consolidated net profit from ordinary activities after tax attributable to members (Item 1.14) as a percentage of members' equity at the end of the period (Item 4.43)	6.2	11.3

Earnings per share (EPS)

		Six months to 30 June 2002	Six months to 30 June 2001
	Calculation of basic and fully diluted EPS in accordance with AASB 1027: *Earnings per Share*		
	Equity accounted earnings in cents per ordinary share		
10.1	Basic EPS	14.0¢	24.9¢
10.2	Diluted EPS	14.0¢	24.8¢

Discontinuing Operations

12.1. The shareholders of Central Norseman Gold Corporation Limited, of which WMC held a controlling interest of 50.48%, approved a proposed merger with Croesus Mining NL at a court ordered meeting on 11 January 2002. The merger effected by a Scheme of Arrangement was subsequently approved by the Supreme Court of Western Australia on 15 January 2002.

WMC received 4 Croesus shares plus $2.03 cash for every 10 Central Norseman shares held. WMC sold the Croesus shares during the period, resulting in total proceeds of $33.5 million and a pre-tax profit of $25.1 million.

Control gained over entities having material effect

13.1 There were no material gains of control.

Loss of control of entities having material effect

14.1	Name of entity:	Central Norseman Gold Corporation Limited
14.2	Consolidated (loss) from ordinary activities and extraordinary items after tax of the controlled entity for the current period to the date of loss of control ($m)	(1.5)
14.3	Date to which the profit in item 14.2 has been calculated:	18 January 2002
14.4	Consolidated (loss) from ordinary activities and extraordinary items after tax of the controlled entity while controlled during the whole of the previous corresponding period ($m)	(0.9)
14.5	Contribution to consolidated profit from ordinary activities and extraordinary items from sale of interest leading to loss of control ($m)	25.1

Dividends

15.1 An interim dividend has been declared payable on 10 September 2002.

15.2 Record date to determine entitlements to the dividend is 23 August 2002.

Amount per share

		Six months to 30 June 2002 (cents)	Six months to 30 June 2001 (cents)
	Interim dividend per share		
15.3	Amount per share	5¢	16¢
15.4	Franked amount per share at 30% tax rate	5¢	16¢

Interim dividend on all shares

		Six months to 30 June 2002 $A million	Six months to 30 June 2001 $A million
15.5	Dividend to be paid on ordinary shares	55.6	176.8
15.6	**Total**	**55.6**	**176.8**

Refer to Change in Accounting Policy note for details of the change in the policy on the provision for dividends.

Details of aggregate share of results of associates and joint venture entities

		Six months to 30 June 2002 $A million	Six months to 30 June 2001 $A million
WMC's share of associates and joint venture entities:			
16.1	Profit from ordinary activities before income tax and goodwill amortisation	181.5	280.7
16.2	Amortisation of equity goodwill	(8.9)	(8.9)
16.3	Profit from ordinary activities before tax	172.6	271.8
16.4	Income tax on ordinary activities	(61.9)	(111.7)
16.5	**Profit from ordinary activities after income tax #**	**110.7**	**160.1**
16.6	Extraordinary items net of tax	-	-
16.7	**Net profit**	**110.7**	**160.1**
16.8	Outside equity interests	-	-
16.9	**Net profit attributable to members of WMC**	**110.7**	**160.1**
16.10	Dividends received/receivable by WMC	(127.5)	(376.8)
16.11	**(Shortfall) of equity share of profits over dividends received**	**(16.8)**	**(216.7)**

The 2001 profit from ordinary activities after income tax includes the significant non-recurring item noted at 1.49.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities:

			Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (item 1.12)	
			Six months to 30 June 2002	Six months to 30 June 2001	Six months to 30 June 2002 $A million	Six months to 30 June 2001 $A million
17.1		**Equity accounted associates and joint venture entities**				
	(i)	AWAC (including Alcoa of Australia Ltd)	40% [a]	40% [a]	111.6	161.0
		[a] Alcoa of Australia Ltd	39.25%	39.25%		
		Amortisation of equity goodwill realised on establishment of AWAC	n/a	n/a	(0.9)	(0.9)
17.2		**Total**			**110.7**	**160.1**
17.3		Other material interests			Nil	Nil

Issued and quoted securities at end of current period

	Category of Securities	Number issued	Number quoted	Issue price per share ($)	
18.1	**Ordinary shares**				
	Fully paid	1,112,419,643	1,112,419,643		
	Partly paid	Nil	Nil		
18.2	**Changes during current period:**				
	(a) Increase in fully paid shares following:				
	(i) exercise of options	2,968,990			
	(ii) final call on partly paid shares	629,000			
		3,597,990	3,597,990	Various	
	(b) Decrease in partly paid shares following:				
	(i) final call on partly paid shares	629,000			
18.3	**Unquoted employee options to acquire fully paid ordinary shares**	**Number issued**	**Number Quoted**	**Exercise Price**	**Expiry Date**
		375,000	Nil	$5.40	22 December 2002
		612,100	Nil	$4.91	22 December 2002
		375,000	Nil	$5.37	21 December 2003
		1,122,270	Nil	$4.88	21 December 2003
		4,044,053	Nil	$8.42	17 December 2004
		6,470,450	Nil	$7.52	18 December 2005
		10,596,700	Nil	$9.35	1 December 2006
		600,000	Nil	$9.35	1 December 2006
		24,195,573			
18.4	**Issued during the current period**	600,000	Nil	$9.35	1 December 2006
18.5	**Exercised during the current period**	10,000	Nil	$7.76	2 April 2002
		5,000	Nil	$8.23	11 June 2002
		63,200	Nil	$4.91	22 December 2002
		124,600	Nil	$4.88	21 December 2003
		573,700	Nil	$8.42	17 December 2004
		2,099,090	Nil	$7.52	18 December 2005
		93,400	Nil	$9.35	1 December 2006
		2,968,990			
18.6	**Expired/lapsed during the current period**	17,400	Nil	$7.52	18 December 2005
		483,400	Nil	$9.35	1 December 2006
		500,800			

Segment Information(viii)

Primary reporting - business segments

	A$ Million			
	6 months ended 30 June 2002		6 months ended 30 June 2001	
	Segment revenues(i)	Segment results(i)	Segment revenues(i)	Segment results(i)
Business segments				
Copper/Uranium	380.9(ii)	14.8(ii)	433.0	85.3
Alumina/Aluminium (iii)	-	110.1	-	159.1
Nickel	598.5	80.1	671.7	165.7
Fertilizers	269.7	(16.3)	264.3	(17.1)
Other (iv)	89.5	41.7	349.9	99.1(v)
Total segment	**1,338.6**	**230.4**	**1,718.9**	**492.1**
Less Insurance proceeds received/receivable	(62.0)	-	(23.1)	-
Less proceeds from disposal of non-current assets	(81.7)	-	(139.7)	-
Total sales revenue to external customers (item 1.24)	**1,194.9**		**1,556.1**	
Corporate and unallocated				
New Business		(21.1)		(22.0)
Regional Exploration		(9.7)		(30.1)
Corporate		(37.1)		(41.2)(vi)
Finance and other costs		(10.6)		2.9
Net Borrowing costs		16.3(vi)		(81.8)
Profit from ordinary activities before tax(vii)		**168.2**		**319.9**
Income tax expense on ordinary activities		(13.4)		(46.0)
Net Profit (item 1.12)		**154.8**		**273.9**

Segment Information (continued)

Primary reporting - business segments

	A$ Million			
	6 months ended 31 December 2001		12 months ended 31 December 2001	
	Segment revenues(i)	Segment results(i)	Segment revenues(i)	Segment results(i)
Business segments				
Copper/Uranium	380.6	(37.4)	813.6	47.9
Alumina/Aluminium (ii)	-	116.6	-	275.7
Nickel	543.0	(18.8)	1,214.7	146.9
Fertilizers	113.4	(72.3)	377.7	(89.4)
Other (iv)	750.0	185.7	1,099.9	284.8(v)
Total segment	**1,787.0**	**173.8**	**3,505.9**	**665.9**
Less Insurance proceeds	-	-	(23.1)	-
Less proceeds from disposal of non-current assets	(546.2)	-	(685.9)	-
Total sales revenue to external customers	**1,240.8**		**2,796.9**	
Corporate and unallocated				
New Business		(21.6)		(43.6)
Regional Exploration		(33.8)		(63.9)
Corporate		(28.0)		(69.2)(vi)
Finance and other costs		(23.6)		(20.7)
Net Borrowing costs		(59.1)		(140.9)
Profit from ordinary activities before tax(viii)		**7.7**		**327.6**
Income tax credit/(expense) on ordinary activities		122.3		76.3
Net Profit		**130.0**		**403.9**

Segment Information (continued)

i Segment revenue and segment results include currency and commodity hedging and intermediate product sales. Inter segment sales are insignificant. Currency and commodity hedging are allocated to business units as follows:

	$A million			
	6 months ended 30 June 2002	6 months ended 30 June 2001	6 months ended 31 Dec 2001	12 months ended 31 Dec 2001
Copper/Uranium	(26.1)	(42.8)	(60.1)	(102.9)
Nickel	(32.6)	(63.2)	(78.3)	(141.5)
Fertilizers	(8.6)	(18.6)	(10.9)	(29.5)
Gold	(1.3)	9.4	2.5	11.9
	(68.6)	(115.2)	(146.8)	(262.0)

ii Segment revenues of Copper/Uranium ($380.9 million) and segment result of Copper/Uranium ($14.8 million) is after elimination of $10.0 million insurance proceeds received from another entity within the WMC group and not recoverable from third parties.

iii Contribution from AWAC is equity accounted profit after tax including amortisation of goodwill (item 16.9) less WMC business unit costs.

iv In 2002, other includes proceeds from the sale of WMC's share of Central Norseman Gold Corporation and the sale of a gold royalty, as well as other minor activities. In 2001, other includes Gold and Industrial Minerals which have now been disposed, and other minor activities.

v Includes gain on sale of equity interest in Mondo Minerals.

vi Includes provision for redundancies of $9.4 million at 30 June 2001 and redundancy costs of $11.4 million at 31 December 2001.

vii Includes gain of $75.9 million from early termination of interest rate swaps.

viii Segment information is prepared in conformity with the accounting policies of the entity and the revised segment reporting standard, AASB 1005 *Segment Reporting* which has been applied for the first time in the half year ended 30 June 2002. The business segments identified in the primary reporting disclosures are not materially different to the industry segments identified in previous years. The comparative information has been restated to present the information on a consistent basis with the current year disclosure.

Basis of financial report preparation

This half-yearly general purpose financial report is for the interim six months ended 30 June 2002, and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4B and in accordance with Accounting Standard AASB 1029: *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act 2001. The financial statements in this report are "condensed financial statements" as defined in AASB 1029: *Interim Financial Reporting.*

This interim financial report does not include all of the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the financial year ended 31 December 2001 and any public announcements made by WMC Limited and its controlled entities during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. Comparative information is reclassified where appropriate to enhance comparability.

Change in Accounting Policy

Provision for dividends

The Company has applied AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets* (issued October 2001) for the first time from 1 January 2002 in accordance with a written election by the directors under subsection 334(5) of the Corporations Act 2001. In accordance with this new standard, provisions are recognised for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the half-year but not distributed at balance date.

In previous periods, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the period but not distributed at balance date, a provision was also made for dividends to be paid out of retained profits where the dividend was proposed, recommended or declared between the end of the period and the completion of the financial report. Comparative information has been restated to reflect this change.

A restatement of consolidated retained profits and total dividends provided for or paid showing the information that would have been disclosed had the new accounting policy always been applied, is set out below:

	Six months to 30 June 2002 $A million	Six months to 30 June 2001 $A million
Restatement of retained profits		
Opening retained profits as previously reported	1,451.7	1,368.3
Change in accounting policy for providing for dividends	144.1	219.6
Restated retained profits at the beginning of the half-year	1,595.8	1,587.9
Net profit attributable to members of WMC Limited (item 1.14)	155.5	274.3
Total available for appropriation	1,751.3	1,862.2
Dividends declared during period	(144.6)	(219.6)
Restated retained profits at the end of the half-year	1,606.7	1,642.6
Restatement of total dividends provided for or paid		
Previously reported total dividends provided for or paid during the half-year	144.6	176.8
Adjustment for change in accounting policy	-	42.8
Restated total dividends declared during the half-year	144.6	219.6

Change in Accounting Policy (continued)

	Six months to 30 June 2002 $A million	Six months to 30 June 2001 $A million
Restatement of current liabilities – provisions (item 4.25)		
Previously reported carrying amount at the end of the half-year	71.3	243.9
Adjustment for change in accounting policy	-	(176.8)
Restated carrying amount at the end of the half-year	71.3	67.1

Carrying Amount of Non Current Assets

In accordance with AASB 1010 *Recoverable Amount of Non-Current Assets*, the company assesses the recoverable amounts of non-current assets based on undiscounted cash flows of the relevant business using long term forecast prices and exchange rates. Under the proposed Demerger, the businesses which will be transferred as a result of internal restructuring, are required to have a "fair value" determination in accordance with AASB 1015 *Acquisitions of Assets*. Whilst this latter standard is not prescriptive in relation to how fair value is to be determined, the concept of "willing buyer, willing seller" implies the use of discounted cash flows. This will result in some assets and liabilities having a positive net fair value adjustment and others a negative net fair value adjustment, with an overall minimal impact.

The Queensland Fertilizer Operations will be transferred as part of the Demerger. Although its estimated recoverable amount, based on undiscounted cash flows calculated in terms of AASB 1010, exceeds the carrying value of its non current assets as at 30 June 2002, its current estimated fair value, calculated in terms of AASB 1015, is between $450 million and $650 million.

We have set out below the carrying amount of Queensland Fertilizer Operations non current assets as at 30 June 2002, its estimated recoverable amount based on undiscounted cash flows calculated in accordance with AASB 1010, and its current estimated fair value in accordance with AASB 1015. The fair values, which will be Balance Sheet adjustments on restructuring and not flow through to Group Earnings, will be determined on completion of the Demerger Scheme Booklet.

Carrying Amount of Non Current Assets and NPV of Future Cash Flows

Business	Carrying Amount $m	Undiscounted Cashflow AASB 1010 $m	Indicative Fair Value AASB 1015 $m
Queensland Fertilizer Operations	879	1,491	450 to 650

Contingent assets and liabilities

Unascertainable unsecured contingent asset

An insurance claim has been lodged with the insurers to recover the rebuild cost and business interruption cost of the fire in the solvent extraction plant at Olympic Dam. The lead insurer has formally accepted liability with regard to the event. Whilst the majority of the rebuild cost has been assessed, the total amount to be received in relation to the business interruption impact is currently unable to be determined. At 30 June 2002 an amount of $62 million, $35 million of which relates to business interruption and $27 million to rebuild costs, has been recognised as revenue.

There is no significant change to the other contingent assets and liabilities disclosed at 31 December 2001.

Events subsequent to balance date

On 28 June 2002 the company entered into an agreement to sell the Long/Victor mines at Kambalda. This transaction will be brought to account in the second half of 2002, following satisfactory completion of commercial obligations by the buyer.

Review of Operations and Comments by Directors

(Comments are for the six months ended 30 June 2002 with comparatives, shown in brackets for the six months ended 30 June 2001)

Proposal to Demerge

In November 2001, the Company announced a proposal to demerge into two separately listed companies. This proposal followed a confidential and conditional approach by Alcoa Inc seeking a recommendation by the Board for a takeover offer by Alcoa of $10.20 per WMC share. The Board was unable to provide a recommendation on the basis that it could not be reconciled with an independent valuation of the company and would not be in the best interest of shareholders. However, Alcoa was able to make an offer directly to shareholders but chose not to.

Our preference has always been to continue running and growing the company as an independent entity. However as a consequence of Alcoa's confidential approach and the potential lack of alternative bidders due to anti-trust and other issues in relation to AWAC, rather than wait until Alcoa could return at a time of its choosing the Board chose to protect value through demerging.

The Board believes that the proposed demerger will maximise the value of the Company's AWAC interest, eliminate any effect of the perceived uncertainties posed by the AWAC agreements on the valuation of the Company's other businesses, and allow the management of each separate entity to focus specifically on the particular entity and its underlying business and needs. It is the Board's view that each separately listed entity will have a viable independent future and each will vigorously pursue a business strategy designed to grow value for shareholders.

The Company had previously expected to dispatch documents to shareholders in May 2002. Following an announcement by the Government of proposed tax legislation regarding demergers, the Company has delayed the demerger pending passage of the new legislation. Delaying the demerger date will provide the following benefits:

- Give shareholders certainty of tax outcomes when voting on the proposed demerger
- Simplify the structuring of the demerger enabling regulators, in particular the Securities and Exchange Commission of the USA, to review a less complex transaction.

On current information we expect to have the General Meeting on the Demerger before the end of the year.

The Company has previously provided full year targets at the half year but has not done so in this report due to the pending release of the document supporting the proposal to demerge which will contain 2002 and 2003 performance forecasts.

Financial Result

The Group's equity operating profit after income tax attributable to the Company's shareholders was $155.5 million ($274.3 million).

Operating profit before interest and tax was lower for Copper/Uranium, Alumina and for Nickel. The Fertilizer loss was reduced.

	1H02	1H01
	$A Million	$A Million
Copper/Uranium	14.8	85.3
Alumina/Aluminium (after tax)	110.1	159.1
Nickel	80.1	165.7
Fertilizer	(16.3)	(17.1)
Other	41.7	99.1

Production

Production for the first half of 2002 and the corresponding period in 2001 was as follows:

		1H02	1H01
Copper - refined	000 tonnes	87.8	103.9
Uranium Oxide	Tonnes	1,192.0	2,292.0
Alumina	000 tonnes	2,356.0	2,462.0
Aluminium	000 tonnes	72.8	72.8
Nickel in concentrate	000 tonnes	50.5	51.2
Nickel in matte	000 tonnes	41.7	47.0
Nickel in metal	000 tonnes	30.9	28.1
Fertilizer	000 tonnes	398.2	363.6

At Olympic Dam operations were constrained following a fire in October 2001 that damaged the copper and uranium SX plants. Refined copper production was 87,826 tonnes (103,889 tonnes) and uranium oxide production was 1,192 tonnes (2,292 tonnes). Downtime to repair a cooling jacket in the Olympic Dam furnace resulted in approximately 7,000 tonnes of lost copper production in late May and early June 2002. A recently completed review has led to a decision to shorten the campaign life of the smelter. This will result in reduced production in both 2002 and 2003 due to increased maintenance and decreased availability of the furnace in 2002 and bringing forward the furnace reline from mid 2004 to mid 2003.

The new Uranium SX plant is expected to be commissioned in the final quarter of 2002 and the Copper SX plant will be commissioned in the second quarter of 2003.

Nickel production was curtailed during the first half in response to environmental limitations on the Kalgoorlie smelter operation following a shutdown of the acid plant for repairs to the mist precipitators.

The smelter produced 41,704 tonnes (47,030 tonnes) of nickel in matte and the Kwinana refinery achieved 30,904 tonnes (28,080 tonnes) of nickel metal.

The group's beneficial interest in alumina production decreased to 2,355,721 tonnes (2,462,000 tonnes) while aluminium production was in line at 72,813 tonnes (72,811 tonnes). Capacity at the Point Comfort refinery was lower at 55 per cent, compared to 80 per cent in the first half of 2001.

Queensland Fertilizer Operation produced 398,177 tonnes (363,620 tonnes), its best half-year performance since inception. A shortage of sulphuric acid limited production. The shortage resulted from lower convertor efficiencies, a week-long outage due to fire at the MIM smelter, and issues with the rail infrastructure south of Mt Isa. A three-week statutory maintenance shutdown was undertaken from late June to mid-July.

Costs

Total costs were higher for the period due to a significant increase in insurance premium as a result of general market movements and our own loss experience. Lower production at Olympic Dam following the fire and at QFO affected unit cost of sales and profit.

		Unit Total Cost of Sales*	
		1H02	1H01
Copper[1]	$A/lb	0.99	0.96
Nickel	$A/lb	4.14	3.52

** Unit costs are after co-product credits and intermediate product credits.*
[1] Unit costs include the benefits of the insurance proceeds from the fire in the SX plant.

Olympic Dam total costs of sales were higher at $365.3 million ($345.4 million), which included $56.9 million for the fire but excluded the benefit of the insurance proceeds. Unit costs of sales after co-product credits and including the benefit of the insurance proceeds were marginally higher at $0.99 a pound ($0.96). The factors affecting costs included reduced production following the fire and the cooling jacket failure, as well as significantly higher insurance costs. We have been able to partially offset these cost increases with savings in our transport costs.

AWAC total costs of sales were lower at US$1,007.1 million (US$1.082.9 million), while unit costs increased following the restart of higher cost Point Comfort capacity.

Nickel total costs of sales increased to $516.2 million ($503.0 million). Unit costs of sales were higher at $4.14 a pound ($3.52 a pound) due to lower production resulting from the acid plant interruption and increased third party feed purchases. The underlying cost position of the business remains strong.

Markets

Base metal markets recovered from the lows experienced in the second half of 2001. The following table provides a comparison of prices for the first half of 2002.

		1H02	1H01	Prices at 30/06/2002
Copper	US$/lb	0.72	0.81	0.76
Aluminium	US$/lb	0.62	0.70	0.62
Nickel	US$/lb	2.97	3.21	3.23

The average prices realised for the second half of 2002 will depend significantly on world industrial production performance.

Business Development

The Company completed work on a bankable feasibility study to develop the Corridor Sands project in Mozambique. The study results will be reviewed to determine the next step for the project.

The most advanced exploration project is West Musgrave.

Hedging

As a result of previous price risk management undertaken for the Company, the total revenue for the half year, which would otherwise have been realised, was reduced by $65.2 million for currency hedging and $3.4 million for gold price hedging.

Separately, $75.9 million (pre-tax) of deferred gain on the early termination of interest rate swaps has been included in profit for the half as the bonds to which the swaps were applied are intended to be repurchased at the time of the proposed demerger.

The Company has an existing currency hedge position that will be managed on an ongoing basis. For the second half of 2002, US$151 million has been sold using limiting cover at an average rate of 0.6728.

A total of 48,200 ounces of gold is hedged for the second half of 2002 at an average price of A$522 an ounce.

There are no outstanding copper or nickel hedge positions for 2002. The full hedge position is disclosed in the annual financial statements. There are no off balance sheet positions.

Interest

The net interest income reported during the first half was $16.3 million (first half 2001: $81.8 million net interest expense). The variance when compared with the prior year is mainly due to reduced debt and the recognition of $75.9 million of previously deferred gains on the early termination of interest rate swaps.

Dividend franking credits

The dividend franking amount was restated to 30 per cent on 1 July 2001 in accordance with legislative requirements.

The dividend declared of 5 cents (June 2001: 16 cents) per share is fully franked at the 30 per cent tax rate.

The potential to frank future dividends will depend upon the amount of the dividend and the franking credits then available. It is anticipated that adequate franking credits will be available to pay a fully franked dividend in early 2003, in relation to the second half of 2002.

Native Title

The majority of the WMC group's interests fall within one or more Applications for Native Title Determination. The applications are filed for hearing in the Federal Court of Australia. The WMC group cannot make any assessment whether existing assets or operations will be materially affected until it is determined what rights, if any, the applicants are entitled to. Recent decisions of the High Court indicate that each claim will be decided on its facts.

Consideration of the implications of Court Determinations make it evident there are complex legal and factual issues potentially affecting existing and future WMC interests. Accordingly, the impact of these developments cannot be determined at this time, although it is indicated that no native title rights reside in minerals where valid state legislation has placed minerals in Crown ownership.

Compliance Statement

1. This report has been prepared in accordance with AASB standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.
2. This report gives a true and fair view of the matters disclosed.
3. This report is based on financial statements which have been subject to review.
4. WMC Limited has a formally constituted audit committee.

P J HORTON	13 August 2002
COMPANY SECRETARY	**DATE**

Directors' Report

The Directors of WMC Limited present their report on the consolidated entity consisting of WMC Limited and the entities it controlled at the end of, or during, the half-year ended 30 June 2002.

Directors

The following persons were Directors of WMC Limited during the half-year and up to the date of this report:

I G R Burgess AO

H M Morgan AC (Chief Executive Officer)

T C-E Bergman (Alternate D M Morley)

A E Clarke AO

P J Knight

D E Meiklejohn (appointed a director on 19 April 2002)

R A G Vines

I E Webber AO

D M Morley ceased to act as alternate director for M J Phillips on 18 June 2002 and was appointed as alternate for T C-E Bergman on 3 July 2002.

M J Phillips was a director from the beginning of the half-year until his retirement on 18 June 2002.

Review of Operations and Results

A review of operations and the results of those operations of the consolidated entity during the half-year ended 30 June 2002 is set out under "Review of Operations and Comments by Directors" on pages 23 to 26.

Rounding of Amounts

The Company is of a kind referred to in Australian Securities and Investments Commission Class Order 98/0100. Amounts shown in this Directors' Report and the financial report have been rounded off to the nearest tenth of a million dollars except where otherwise required, in accordance with that Class Order.

Directors' Declaration

The directors declare that the financial statements and notes set out on pages 1 to 22:

a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b) give a true and fair view of the consolidated entity's financial position as at 30 June 2002, and of its performance, as represented by the results of its operations and its cash flows for the financial half- year ended on that date.

In the directors' opinion there are reasonable grounds to believe that WMC Limited will be able to pay its debts as and when they become due and payable.

The directors' report and declaration are made in accordance with a resolution of the Directors.

....

Director
13 August 2002

Independent review report to the members of WMC Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report (defined below) is not presented in accordance with :

- the Corporations Act 2001 in Australia, including giving a true and fair view of the financial position of the WMC Limited Group (defined below) as at 30 June 2002 and of its performance for the half-year ended on that date; and
- Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, the Corporations Regulations 2001 and Australian Stock Exchange (ASX) Listing Rules relating to half yearly financial reports.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the half-year ended 30 June 2002 is the responsibility of the directors of WMC Limited. It includes the financial statements for the WMC Limited Ltd Group (the Group), which comprises WMC Limited (the Company) and the entities it controlled during the half-year ended 30 June 2002.

The financial report comprises the attached half yearly report in the form of Appendix 4B of the ASX Listing Rules and the directors' declaration thereon, excluding:

- material matters affecting the revenues and expenses of the consolidated entity for the current period (pages 23 to 26); and
- the compliance statement (page 27).

The auditor's role and work

We conducted an independent review of the financial report in order for the Company to lodge the financial report with the Australian Securities & Investments Commission and the ASX. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, the Corporations Regulations 2001 and ASX Listing Rules relating to half yearly financial reports, which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to:

- inquiries of company personnel with respect to certain internal controls, transactions and individual items; and
- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit and review work, we were engaged to undertake other services for the Group. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers
Chartered Accountants

PA Bendall
Partner

Melbourne
13 August 2002

To: The Manager
Announcements
Company Announcements Office

Public Announcement 2002-35

Senior Management Option Scheme Suspended

WMC Limited today announced a decision to suspend future option allotments to its senior staff from the Company's Employee Option Scheme.

Mr Morgan said that while option entitlements were a widely applied component of employee remuneration, it had become clear that there was growing unease of option schemes being dilutive of shareholders' capital, inconsistently valued and not expensed either for accounting or company taxation purposes. These concerns were particularly focussed at the option component of senior management remuneration.

"These issues will remain until accounting and taxation treatment has resolved option valuation and expensing standards. To respond to shareholders' concerns, the Board has decided to suspend future option allotment to senior staff. This decision will be reviewed when a more universally agreed methodology for valuation expensing and taxation issues is resolved," Mr Morgan said.

He said that in place of its option plan, remuneration arrangements for senior staff will be reviewed to ensure the Company maintains overall market competitiveness for these roles.

A replacement for the option plan will be determined shortly with a key component being that the full value of any reward gained will be expensed and the value to the executive disclosed in accordance with the Company's reporting obligations on remuneration of executive staff.

Mr Morgan said the Company's decision reflected its consistent approach to ensuring full transparency in its reporting and that legitimate concerns of investors were addressed.

Peter Horton
Company Secretary

13 August 2002

WMC Limited
ACN 004 820 419

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (03) 9685 6000
Fax +61 (0)3 9685 6115